                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ________________

                               Amendment No. 15
                                      to
                                SCHEDULE 14D-9

                 (AS AMENDED AND RESTATED AT JANUARY 6, 1998)

                Solicitation/Recommendation Statement Pursuant
                          to Section 14(d)(4) of the
                        Securities Exchange Act of 1934
                               ________________

                              SAFETY-KLEEN CORP.
                           (Name of Subject Company)


                              SAFETY-KLEEN CORP.
                     (Names of Person(s) Filing Statement)

                    Common Stock, Par Value $0.10 Per Share
            (Including the Associated Common Share Purchase Rights)
                        (Title of Class of Securities)

                                   786484105
                     (CUSIP Number of Class of Securities)

                              DONALD W. BRINCKMAN
                     Chairman And Chief Executive Officer
                               One Brinckman Way
                          Elgin, Illinois  60123-7857
                                (847) 697-8460

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) filing Statement)

                               ________________

                                With a copy to:
                            DENNIS N. NEWMAN, ESQ.
                         Sonnenschein Nath & Rosenthal
                                  Sears Tower
                           Chicago, Illinois  60606
                                (312) 876-8000

                                  INTRODUCTION

     Safety-Kleen Corp. ("Safety-Kleen") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, as amended and restated at January 6, 1998 and amended on January 9, 1998, January 12, 1998, January 14, 1998, January 16, 1998, January 20, 1998, January 21, 1998, January 26, 1998,
January 27, 1998, February 4, 1998, February 9, 1998, February 11, 1998, February 13, 1998, February 17, 1998 and February 17, 1998 (as amended, the "Schedule 14D-9"), with respect to the exchange offer made by LES Acquisition, Inc., a wholly-owned subsidiary of Laidlaw Environmental Services, Inc., for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

Item 8. Additional Information to be furnished.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

          On February 18, 1998, LLE publicly announced that it has further extended the Amended LLE Offer to 12:00 p.m. Midnight, New York City time, on Thursday, February 26, 1998.

Item 9. Materials to be Filed as Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     Exhibit 38 Press Release issued by Safety-Kleen Corp., dated February 18, 1998.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         SAFETY-KLEEN CORP.



                         By:  /s/  Donald W. Brinckman
                            -------------------------------------------------
                              Name: Donald W. Brinckman
                              Title: Chairman and Chief Executive Officer

Dated: February 18, 1998

                                 EXHIBIT INDEX

     Except as noted below, the following Exhibits have been previously filed in connection with this Statement.

Exhibit No.                           Description
-----------    -----------------------------------------------------------------
Exhibit 1      Excerpts from Safety-Kleen's Proxy Statement, dated March 28,
               1997, relating to Safety-Kleen's 1997 Annual Meeting of
               Shareholders.

Exhibit 2      Share Ownership of Certain Beneficial Owners and Management.

Exhibit 3 Agreement and Plan of Merger, dated as of November 20, 1997, by and among SK Parent Corp., SK Acquisition Corp. and Safety-Kleen
               Corp.

Exhibit 4      Form of Change of Control Severance Agreement.

Exhibit 5      Letter to Shareholders of Safety-Kleen, dated January 6, 1998.

Exhibit 6      Press Release issued by Safety-Kleen Corp., dated December 22,
               1997.

Exhibit 7      Text of September 24, 1997 letter from Laidlaw Environmental
               Services, Inc.

Exhibit 8      Text of November 4, 1997 letter from Laidlaw Environmental
               Services, Inc.

Exhibit 9      Text of November 13, 1997 letter from Laidlaw Environmental
               Services, Inc.

Exhibit 10     Complaint filed by Safety-Kleen Corp. v. Laidlaw Environmental
               Services, Inc. (dated November 17, 1997, United States District
               Court for the Northern District of Illinois Eastern Division).

Exhibit 11     Opinion of William Blair & Company L.L.C., dated November 20,
               1997.

Exhibit 12     Text of November 20, 1997 letter from Laidlaw Environmental
               Services, Inc.

Exhibit 13     Verified Answer, Affirmative Defenses, and Counterclaim filed by
               Laidlaw Environmental Services, Inc. v. Safety-Kleen Corp., et.
               al. (dated November 24, 1997, United States District Court for the Northern District of Illinois Eastern Division).

Exhibit 14     Opinion of William Blair & Company L.L.C., dated December 20,
               1997.

Exhibit 15 Complaint filed by William Steiner against Donald W. Brinckman, et al. (dated November 4, 1997, Circuit Court of Cook County,
               Illinois County Department, Chancery Division).

Exhibit 16 Complaint filed by Josh Kaplan against Donald W. Brinckman, et al. (dated November 5, 1997, Circuit Court of Cook County,
               Illinois County Department, Chancery Division).

Exhibit No.                           Description
-----------    -----------------------------------------------------------------
Exhibit 17     Complaint filed by Gershon Knoll against Richard T. Farmer, et
               al. (dated November 5, 1997, Circuit Court of Cook County,
               Illinois County Department, Chancery Division).

Exhibit 18     Complaint filed by Larry Hanon against Safety-Kleen Corp. et al.,
               (dated November 5, 1997, Circuit Court of Cook County, Illinois
               County Department, Chancery Division).

Exhibit 19 Complaint filed by Robin Fernhoff against Safety-Kleen Corp., et al. (dated November 6, 1997, Circuit Court of Cook County,
               Illinois County Department, Chancery Division).

Exhibit 20     Complaint filed by Epstein Family Trust against Safety-Kleen
               Corp., et al. (dated November 12, 1997, Circuit Court of Cook
               County, Illinois County Department, Chancery Division).

Exhibit 21 Complaint filed by David Steinberg against Safety-Kleen Corp., et al. (dated December 5, 1997, Circuit Court of Cook County,
               Illinois County Department, Chancery Division).

Exhibit 22     Press Release issued by Safety-Kleen Corp., dated January 8,
               1998.

Exhibit 23     Press Release issued by Safety-Kleen Corp., dated January 9,
               1998.

Exhibit 24     Definitive Additional Materials.

Exhibit 25     Press Release issued by Safety-Kleen Corp., dated January 15,
               1998.

Exhibit 26     Definitive Additional Materials.

Exhibit 27     Definitive Additional Materials.

Exhibit 28     Definitive Additional Materials.

Exhibit 29     Press Release issued by Safety-Kleen Corp., dated January 27,
               1998.

Exhibit 30     Press Release issued by Safety-Kleen Corp., dated February 4,
               1998.

Exhibit 31     Letter to Shareholders of Safety-Kleen Corp., dated February 2,
               1998.

Exhibit 32     Press Release issued by Safety-Kleen Corp., dated February 2,
               1998.

Exhibit 33     Opinion of William Blair & Company L.L.C., dated January 31,
               1998.

Exhibit 34     Press Release issued by SK Parent, dated February 10, 1998.

Exhibit No.                           Description
-----------    -----------------------------------------------------------------
Exhibit 35     Letter to Shareholders of Safety-Kleen Corp., dated February 12,
               1998.

Exhibit 36     Press Release issued by Safety-Kleen Corp., dated February 13,
               1998.

Exhibit 37     Press Release issued by Safety-Kleen Corp., dated February 16,
               1998.

Exhibit 38*    Press Release issued by Safety-Kleen Corp., dated February 18,
               1998.

____________

     *Filed herewith.